ZURICH

Zurich improves embedded value disclosure by adopting European Embedded Value principles

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, July 6, 2006 - Zurich Financial Services Group (Zurich) today published changes to its embedded value information following the adoption of the European Embedded Value (EEV) Principles. The Principles provide a framework to improve comparability and transparency in Life Insurance embedded value reporting across Europe.

The overall impact on Zurich's embedded value results arising from the move to the EEV methodology in respect of its financial year ended December 31, 2005 are:

- Life business embedded value has reduced by 1.7% from USD 11,882 million to USD 11,680 million.
- Life new business profit after tax has increased by 22% from USD 333 million to USD 406 million.

Paul van de Geijn, Chief Executive Officer of Zurich Global Life said: "These improved value and profitability measures provide better tools with which to manage our businesses. I am confident that, in concert with the process and efficiency transformation carried out since 2003, these tools will allow us to asses our results more accurately with the aim of maintaining our target levels of new business profitability while sustaining annual double digit growth in new business volume over our three year planning cycle."

dlw 7/14

ZURICH

The EEV methodology adopted by Zurich uses a "bottom-up" market consistent approach to allow explicitly for market risk. The adoption of the EEV principles will not affect the basis of reporting the statutory results, the regulatory capital position or the dividend paying capacity of Zurich.

In future, embedded value information reported by Zurich (including new business profit) will be based on the EEV Principles.

A pdf-version of the comprehensive disclosure document "Restatement of Embedded Value information" is available on www.zurich.com.

Notes:

There will be a conference call with a presentation for investors and analysts today at 10 a.m. CET (9 a.m. British Summer Time). For further information please refer to the Investor Relations section on our website www.zurich.com. A pdf-version of the presentation slides will be available on the website from 10 a.m.

The European Embedded Value (EEV) Principles were published in May 2004 by the CFO Forum, a group representing the Chief Financial Officers of major European insurers.

ZURICH

The disclosure document sets out the restatement of traditional embedded value ("Traditional EV") information under the EEV Principles focusing on:

- EEV results as of December 31, 2005
- New business profit in the year 2005
- Analysis of change of EEV from December 31, 2004 to December 31, 2005
- Sensitivities of both EEV results as of December 31, 2005 and new business profit in the year 2005

The disclosure document also includes analyses of equivalent risk discount rates to compare the EEV results to those produced under the Traditional EV methodology.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe, as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.